Mail Stop 3720


      							April 10, 2006


Mr. E. Van Cullens
President, Chief Executive Officer
Westell Technologies, Inc.
750 N. Commons Drive
Aurora, IL 60504


	Re:	Westell Technologies, Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
		Filed June 14, 2005
		File No. 0-27266


Dear Van Cullens:

      We have reviewed your supplemental response letter dated
March
31, 2006 as well as your filing and have the following comments. As noted in our comment letter dated March 6, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Note 5.  Income Taxes, page 57

1. Please refer to prior comment number 2.   We were unable to
find
any cautionary language in your Forms 10-K for the years ended
March
31, 2004 and 2005 stating the management believed that it was more likely than not that the company would cease to be profitable after the next three years. As we previously stated, FAS 109 does not provide for a three-year estimate of income. Since you have not disclosed that you will cease to be profitable after three years, it is still unclear to us why your valuation allowance was not reversed completely in the first applicable year which appears to have been the year ended March 31, 2004. We note your continued profitability in the year ended March 31, 2006. Please advise or revise.

Note 11.  Sale of Product Line, page 62

2. Please refer to prior comment number 3. SAB 5E to which you referred in your response also states in Question 1 that there are other circumstances that may raise questions concerning whether the incidents of ownership have been transferred to the buyer. We note that a majority of the purchase price was financed by short and long term notes. Since the buyers had insufficient assets to purchase the
Engenuity assets outright, the repayment of the notes would depend upon the future successful operation of the business that they had just purchased. Another circumstance that raises questions concerning the transfer of ownership is the continued necessity for the debt guarantee on behalf of the buyer by you. There was no provision disclosed regarding the eventual removal of the guarantee that you provided to facilitate the sale. Accordingly, it appears to us that you should eliminate the gain that you have recognized and, as Question 1 further states, tell us your consideration regarding consolidating this entity under FIN 46R. Please advise or advise.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accounting Branch Chief, at (202) 551- 3836 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

Mr. E. Van Cullens
Westell Technologies, Inc.
April 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE